Virtu Financial Capital Markets LLC

Statement of Financial Condition
Information Under SEC Rule 17a-5

And Report of Independent Registered Public Accounting Firm
December 31, 2018

Virtu Financial Capital Markets LLC
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Member of Virtu Financial Capital Markets LLC

Opinion on the Financial Statements – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Virtu Financial Capital Markets LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Virtu Financial Capital Markets LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	7,626,565
Receivables from brokers, dealers and clearing organizations		4,656,898
Receivable from affiliates		126,492
Exchange memberships and stock ($285,495 at fair value)		1,958,967
Other assets		430,472
Total assets		14,799,394
Liabilities and Member's Equity		
Liabilities		
Payables to brokers, dealers and clearing organizations		6,620
Accounts payable and accrued expenses and other liabilities		2,819,734
Total liabilities		2,826,354
Member's equity		11,973,040
Total liabilities and member's equity	$	14,799,394

The accompanying notes are an integral part of this statement of financial condition.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Description of the Business

Virtu Financial Capital Markets LLC (the "Company") is a Delaware limited liability company formed in 2003. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent" or "Virtu"). Virtu Financial, Inc. ("VFI") is the sole managing member of Virtu Financial LLC, and operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, conducts the business conducted by such subsidiaries.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, and various exchanges. The Company provides algorithms and routing services to its affiliates. The Company is a self-clearing broker-dealer for its own and its affiliates' trading activity in U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as the Company's clearing broker and carries and clears, on a fully disclosed basis, the accounts of the Company's customers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's Statement of Financial Condition is prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ materially from those estimates.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Receivables from and Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2018, receivables from and

payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within receivables from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

Exchange Memberships and Stock

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. Exchange stock includes shares that entitle the Company to certain trading privileges, and is carried at fair value. The Company's exchange memberships and stock are included in Exchange memberships and stock in the Statement of Financial Condition.

Recent Accounting Pronouncements

Leases - In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of the future lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. New quantitative and qualitative disclosures, including significant judgments made by management, will be required.

The Company evaluated certain technology and administrative lease obligations of the Company's affiliates, and determined that the Company is not the sole beneficiary of any such leasing arrangement and lacks control over the identified lease assets. Accordingly, upon implementation, the Company will exclude affiliates' technology and administrative lease obligations from the Statement of Financial Condition presentation.

Fair Value Measurement - In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not expect the adoption of this ASU to have a material impact on its Statement of Financial Condition.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2018 consist of the following:

Assets		
Due from prime brokers	$	2,654,612
Deposits with clearing organizations		2,001,556
Securities failed to deliver		730
Total Receivables from brokers, dealers and clearing organizations		4,656,898
Liabilities		
Due to prime brokers		6,008
Unsettled trades		346
Securities failed to receive		266
Total Payables to brokers, dealers and clearing organizations	$	6,620

4. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

5. Borrowings

The Company is a party to two secured credit facilities to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities.

Uncommitted credit facility

One of the facilities (the "Uncommitted Facility"), is available for the Company up to a maximum amount of $10,000,000. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, bear interest at a rate set by the financial institution on a daily basis, 3.40% at December 31, 2018. The Company did not have any outstanding balance as of December 31, 2018.

Revolving credit facility

On November 3, 2017, the Company and two affiliates, as borrowers, and Virtu, as guarantor, entered into a credit agreement (the "Revolving Credit Facility") with a consortium of banks with an aggregated borrowing limit of $25,000,000. The Revolving Credit Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, which is not available to the Company. Borrowings under the Credit Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum. The interest rate at December 31, 2018 was 3.75% per annum. The Company did not have any outstanding balance with the Credit Facility as of December 31, 2018.

6. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Other assets				
Exchange Stock	$ 285,495	—	—	$ 285,495
	285,495	—	—	285,495
Total Assets	$ 285,495	$ —	$ —	$ 285,495

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets:

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash	$ 7,626,565	$ 7,626,565	$ 7,626,565	$ —	$ —
Exchange memberships and stock	1,673,472	1,673,472	—	1,673,472	—
Receivables from brokers, dealers and clearing organizations	4,656,898	4,656,898	—	4,656,898	—
Total Assets	13,956,935	13,956,935	7,626,565	6,330,370	—
Liabilities					
Payables to brokers, dealers and clearing organizations	6,620	6,620	—	6,620	—
Total Liabilities	$ 6,620	$ 6,620	$ —	$ 6,620	$ —

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

7. Commitments and Contingent Liabilities

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's financial condition in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business or financial condition of the Company. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Virtu Financial Capital Markets LLC
Notes to Statement of Financial Condition
December 31, 2018

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2018, the Company had net capital of $9,457,109, which was $8,457,109 in excess of its required net capital of $1,000,000.

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3.

9. Related Party Transactions

The Company makes loans to and receives loans from affiliates in the ordinary course of business. The loans do not bear any interest. At December 31, 2018, the Company has a receivable from its Parent and affiliates of $126,492.

10. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the Statement of Financial Condition through February 28, 2019, the date the Statement of Financial Condition was issued and has not identified any reportable or disclosable events not otherwise reported in this Statement of Financial Condition or the notes thereto.